Exhibit (e)(2)
EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED JUNE 29, 2006 RELATING TO
THE SPECIAL MEETING OF SHAREHOLDERS OF ONYX SOFTWARE CORPORATION TO
CONSIDER ONYX’S PROPOSED MERGER WITH M2M HOLDINGS, INC.
Interests of Onyx Directors and Management in the Merger
     In considering the recommendation of the Onyx board of directors in favor of the merger, shareholders of Onyx should be aware that members of the Onyx board of directors and officers of Onyx have interests in the merger that are different from, or in addition to, the interests of shareholders of Onyx generally. Such interests relate to or arise from, among other things:
•	directors and officers with options to acquire Onyx common stock will have these options fully accelerated as a result of the merger and all their options to acquire Onyx common stock will be cancelled at the time of the merger, with directors and officers having options with an exercise price less than $4.80 entitled to receive for each such option a cash payment (less any applicable withholding tax) equal to (a) the excess of $4.80 over the per share exercise price for the option multiplied by (b) the number of shares subject to such option;

•	all shares of restricted stock which have previously been issued to officers will become fully vested, subject to applicable withholding taxes, as a result of the merger;

•	in the event that certain executive officers resign their employment for good reason or are terminated without cause following completion of the merger, they are entitled to severance benefits; and

•	the terms of the merger agreement provide for the continued indemnification of current directors and officers of Onyx and directors’ and officers’ liability insurance for six years after the completion of the merger, in each case for certain events occurring at or before the merger.
     Each of the above is described below in further detail.
     Indemnification and Insurance. The merger agreement provides that Onyx, as the surviving corporation of the merger, will indemnify and hold harmless all past and present officers and directors of Onyx to the same extent and in the same manner as such persons are indemnified pursuant to existing indemnification agreements between Onyx and its directors and officers and under the indemnification provisions of Onyx’s articles of incorporation or bylaws, in each case as in effect on the date of the merger agreement, for acts or omissions occurring at or prior to the effective time of the merger, and that M2M will guarantee these obligations of the surviving corporation. The merger agreement further provides that the articles of incorporation and bylaws of the surviving corporation of the merger will contain provisions with respect to exculpation and indemnification that are at least as favorable to the officers and directors of Onyx as those contained in Onyx’s articles of incorporation and bylaws as in effect on the date of the merger agreement, which provisions shall not be amended, repealed or otherwise modified for a period of not less than six years from the effective time of the merger in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time of the merger, were directors, officers, employees or agents of Onyx unless such a modification is required by law.
     In addition, the merger agreement requires M2M to cause the surviving corporation of the merger to maintain in effect for the benefit of Onyx’s directors and officers, for an aggregate period of not less than six years following the effective date of the merger, an insurance and indemnification policy that is substantially equivalent to, and on terms with respect to coverage that is in the aggregate no less favorable than, Onyx’s directors’ and officers’ liability insurance policy as of the date of the merger agreement, covering the period prior to the closing of the merger, provided that the total premium cost of such insurance does not exceed 150% of the last annual premiums paid prior to the date of the merger agreement.

     Stock Options and Restricted Stock. For a summary of the treatment of outstanding Onyx stock options and restricted stock in the merger, see “THE MERGER — Effect on Awards Outstanding Under Onyx Stock Plans” on page 39.
     Executive Officer Employment Contracts. Ms. Anderson, Mr. Denault and Mr. Chamberlain are parties to employment agreements that Onyx which provide for severance and certain benefits upon a change of control of Onyx. Although M2M has made no final decision regarding the post-closing management structure, Onyx has been advised by M2M that neither Ms. Anderson nor Mr. Chamberlain is expected to continue as an executive of the combined M2M organization beyond a transition period to be determined.
     Pursuant to an employment agreement between Onyx and Janice P. Anderson, Onyx’s President and Chief Executive Officer, if Ms. Anderson is terminated within two years after a change of control of Onyx, or within six months prior to a change in control if such termination is a condition to any such transaction that results in a change in control, 100% of the shares subject to options then held by her shall vest and become exercisable for a one-year period from the date of such termination. In addition, she will receive a severance payment equal to the sum of 18 months’ base salary and a payment equal to 150% of her actual, earned bonus under the leveraged compensation bonus program for the fiscal year prior to the fiscal year in which such termination occurs, and continuation of insurance coverage for an 18-month period from the date of termination.
     Pursuant to an employment agreement between Onyx and John S. Denault, Onyx’s Senior Vice President of the Americas, Onyx agreed to provide Mr. Denault certain severance payments in the event he was terminated without “Cause” (as such term is defined in Mr. Denault’s employment agreement). In the event of such a termination, Mr. Denault will receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination.
     Pursuant to an employment agreement between Onyx and Robert J. Chamberlain, Onyx’s Chief Financial Officer, Onyx agreed to provide Mr. Chamberlain certain severance payments in the event he was terminated without “Cause” or resigns for “Good Reason” (as such terms are defined in Mr. Chamberlain’s employment agreement). In the event of such a termination, Mr. Chamberlain will receive six months’ base salary and continuation of life insurance and health coverage for six months from the date of termination. Further, if in connection with a Corporate Transaction (as such term is defined in Mr. Chamberlain’s employment agreement), Mr. Chamberlain’s employment is terminated without Cause or due to Permanent Disability or he resigns for Good Reason, Mr. Chamberlain will receive the benefits described above, as well as his targeted incentive bonus for the performance period, pro-rated to the date of his termination.
Effect on Awards Outstanding Under Onyx Stock Plans
     Stock Options. Prior to the closing, Onyx will cause each stock option that is outstanding immediately prior to the effective time of the merger to become fully accelerated and exercisable as of the effective time of the merger as a result of the merger. At the effective time of the merger, all stock options that have not been exercised will be cancelled, with holders of options with an exercise price less than $4.80 entitled to receive for each such option a cash payment (less any applicable withholding tax) equal to (a) the excess of $4.80 over the per share exercise price for the option multiplied by (b) the number of shares subject to such option. The aggregate cash payment will be subject to any and all applicable withholding taxes.
     At the effective time of the merger, outstanding options with exercise prices at or above $4.80 per share will be cancelled and terminated, and no payment will be made for them.
     The following table sets forth the number of options to purchase Onyx common stock held as of June 21, 2006 by each individual who has served as a director or executive officer of Onyx since the beginning of 2006. The table below does not include vested or unvested options with an exercise price equal to or in excess of $4.80, as no cash payment will be made with respect to such options.

	Unvested	Weighted Average	Vested	Weighted Average	Resulting
Name	Options	Exercise Price*	Options	Exercise Price*	Consideration
Janice P. Anderson	369,000	$3.92	195,000	$3.74	$531,980
Robert J. Chamberlain	106,250	2.61	43,750	2.61	328,500
John S. Denault	81,250	3.61	71,750	3.57	185,205
Mary A. Reeder(1)	82,834	3.59	182,166	2.35	546,725
Charles M. Boesenberg	62,500	3.91	7,500	3.37	66,475
Teresa A. Dial	40,125	4.28	66,125	3.71	93,175
William B. Elmore	37,625	4.32	58,625	3.71	82,225
William Porter	31,250	4.51	43,750	3.51	65,375
Daniel R. Santell	37,625	4.32	58,625	3.71	82,225
Robert M. Tarkoff	33,750	4.45	51,250	3.78	64,075

(1)	On June 23, 2006, Ms. Reeder exercised options representing 32,500 vested shares.
     In addition, each of Ms. Anderson, Mr. Chamberlain, Mr. Denault and Ms. Reeder hold 21,000 unvested shares of common stock subject to awards of restricted stock, which at the effective time of the merger will accelerate and become fully vested immediately prior to the effective date.
     Employee Stock Purchase Plan. Prior to the effective time of the merger, Onyx will take all actions necessary pursuant to the terms of its 1998 Employee Stock Purchase Plan to (a) shorten each currently ongoing purchase and/or offering period under such plan that extends beyond the effective time of the merger, or a current offering, such that a new purchase date for each such current offering will occur prior to the effective time of the merger and shares of Onyx common stock will be purchased by the participants in the employee stock purchase plans prior to the effective time of the merger, and (b) preclude the commencement of any new purchase or offering period. Onyx will take all actions necessary so that the employee stock purchase plan will terminate immediately prior to the earlier of (i) the effective time of the merger and (ii) the date upon which the employee stock purchase plan terminates by its term.
Securities Ownership of Certain Beneficial Owners and Management
     The following table sets forth information regarding the beneficial ownership of shares of Onyx common stock on an as-converted basis as of June 21, 2006 for:
•	each person who is known by Onyx to beneficially own more than 5% of the outstanding shares of Onyx common stock;

•	each director;

•	each executive officer named in the summary compensation table of Onyx’s definitive proxy statement filed with the Securities and Exchange Commission on April 28, 2006; and

•	all of Onyx’s directors and executive officers as a group.
     On June 21, Onyx had 18,573,970 shares of common stock outstanding. To Onyx’s knowledge, the beneficial owners listed below have sole voting and investment power with respect to the shares shown as beneficially owned as of that date, except for Loeb Arbitrage Fund and affiliates, with respect to which the information in this table is as of June 19, 2006, Diker GP, LLC and affiliates, with respect to which the information in this table is as of December 31, 2005, and Austin W. Marxe and David M. Greenhouse, with respect to which the information in this table is as of June 20, 2006. Under rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of common stock subject to options exercisable currently or within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

	Number of Shares
Name and Address of Beneficial Owners(1)	Beneficially Owned	Percentage
Executive Officers
Janice P. Anderson(2)	412,186	2.2%
Robert J. Chamberlain(3)	121,400	*
John S. Denault(4)	98,375	*
Mary A. Reeder(5)	256,587	1.4
Brian C. Henry	—	—
Mark P. Mader	—	—
Other Directors
Charles M. Boesenberg(6)	7,500	*
Teresa A. Dial(7)	477,331	2.6
William B. Elmore(8)	2,622,334	14.1
William Porter(6)	50,000	*
Daniel R. Santell(6)	92,187	*
Robert M. Tarkoff(9)	153,525	*
All directors and executive officers as a group (10 persons)(10)	4,291,425	23.1
Other Principal Shareholders
Loeb Arbitrage Fund and affiliates(11)	1,543,306	8.3
Diker GP, LLC and affiliates(12)	1,636,901	8.8
Austin W. Marxe and David M. Greenhouse(13)	1,866,327	10.1
Elmore Family Investments, L.P.(14)	2,350,339	12.7

*	Less than 1% of the outstanding shares of common stock.

(1)	The address for Loeb Arbitrage Fund and affiliates is c/o Loeb Partners Corporation, 61 Broadway, New York, NY 10006. The address for Diker GP, LLC and affiliates is 745 Fifth Avenue, Suite 1409, New York, NY 10151. The address for Messrs. Marxe and Greenhouse is 527 Madison Avenue, Suite 2600, New York, NY 10022.

(2)	Includes 351,353 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(3)	Includes 50,000 shares subject to options exercisable currently or within 60 days of June 21, 2006 and 400 shares of common stock held by Mr. Chamberlain’s minor son, of which shares he disclaims beneficial ownership.

(4)	Includes 77,375 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(5)	Includes 232,475 shares subject to options exercisable currently or within 60 days of June 21, 2006, of which options representing 32,500 shares were exercised on June 23, 2006.

(6)	Represents shares subject to options exercisable currently or within 60 days of June 21, 2006.

(7)	Includes 102,187 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(8)	Includes 3,095 shares held by Foundation Capital Entrepreneurs Fund L.L.C., which is affiliated with Foundation Capital Management, L.L.C. Mr. Elmore is a member of Foundation Capital Management, L.L.C., and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising from his interest in Foundation Capital Management, L.L.C. Also includes 176,713 shares held by the Elmore Family Trust, of which Mr. Elmore is trustee, 2,350,399 shares held by Elmore Family Investments, L.P., of which Mr. Elmore is general partner, and 92,187 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(9)	Represents 93,525 shares held by a family trust, of which Mr. Tarkoff is trustee, and 60,000 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(10)	Includes 1,115,264 shares subject to options exercisable currently or within 60 days of June 21, 2006.

(11)	The information in this table for Loeb Arbitrage Fund and affiliates, or Loeb, is based solely on a Schedule 13D/A filed by Loeb with the Securities and Exchange Commission regarding its beneficial ownership of Onyx common stock on June 19, 2006.

(12)	The information in this table for Diker GP, LLC and affiliates, or the Diker Group, is based solely on a Schedule 13G/A filed by the Diker Group with the Securities and Exchange Commission regarding its beneficial ownership of Onyx common stock on December 31, 2005.

(13)	The information in this table for Austin W. Marxe and David M. Greenhouse is based solely on a Form 4 filed by Messrs. Marxe and Greenhouse with the Securities and Exchange Commission regarding their beneficial ownership of Onyx common stock on June 20, 2006.

(14)	William B. Elmore, a director of Onyx, is general partner of Elmore Family Investments, L.P. See footnote (8) above.